LPL FINANCIAL HOLDINGS INC.
75 State Street
Boston, MA 02109

January 10, 2013
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Hugh West
Staci Shannon

Re:	SEC Comment Letter dated December 7, 2012
LPL Financial Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 27, 2012
Form 10-Q for the Quarterly Period ended September 30, 2012
Filed October 31, 2012
File No. 001-34963

Dear Mr. West and Ms. Shannon:

On behalf of LPL Financial Holdings Inc. (the “Company”), we are writing in response to your comment letter dated December 7, 2012 relating to the Company's Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) and Form 10-Q for the quarterly period ended September 30, 2012 (the "Form 10-Q") filed with the Securities and Exchange Commission on February 27, 2012 and October 31, 2012, respectively. We have, for your convenience, reproduced your comments, followed by the Company's responses, below.

Form 10-K for the Fiscal Year Ended December 31, 2011
Management's Discussion and Analysis, page 33
Results of Operations, page 45
Commissions, page 46
1.    We understand certain recurring commission revenues include fees generated based on the current market value of investment holdings in trail-eligible assets, similar to your advisory fees which are generated based on your advisory assets under management. In an effort to provide greater transparency and more meaningful information to an investor, please provide in your future filings a table that summarizes the activity within your investment holdings in trail-eligible assets for the periods presented, similar to the rollforward of advisory assets under management at the top of page 47.

Response to Comment 1:

We advise the Staff that we are unable to provide a table summarizing the activity within our clients' investment holdings in trail-eligible assets as we do for advisory assets under management. The recordkeeping for the underlying assets that qualify and do not qualify as trail-eligible, the principal or face amount of investments purchased and sold within each client account, asset flows data, and daily valuations are maintained directly by the product sponsors, which do not provide us with this level of detail. The product sponsors only provide the periodic trail commissions payment, accompanied by a summary of accounting of payments by client by advisor and by client by product.

Securities and Exchange Commission	- 2 -	January 10, 2013

We advise the Staff supplementally that fees generated based on the current market value of clients' investment holdings in trail-eligible assets (“trail revenues”) are generally paid to LPL Financial LLC (“LPL”) by mutual fund product sponsors quarterly in arrears and by annuity product sponsors monthly in arrears, based upon the market value of the trail-eligible assets over the payment period. We estimate and accrue the amount of these trail revenues for each reporting period based upon the summary of accounting provided by the product sponsors, and an analysis of the historical receipts from approximately 500 mutual fund and annuity product sponsors, adjusted for estimated changes in market levels. When LPL collects the amounts for the reporting period, we compare the actual receipts to our estimated receipts. To date, these comparisons have not yielded any material differences between the actual receipts and our estimates. We also periodically confirm our understanding of the payment frequency and measurement period with a sample of the mutual fund companies and annuity product sponsors.

In our discussion of critical accounting policies and estimates in the Form 10-K, we state that management must estimate a portion of trail revenues for each accounting period for which the proceeds have not yet been received. We also explain that the estimates are necessary because a significant volume of mutual fund and variable annuity purchases and sales are transacted by financial advisors directly with product sponsors, and we describe the factors on which the estimates are based. In addition, we present investors with a relevant point-in-time metric, advisory and brokerage assets that are custodied by us and brokerage positions held at product sponsors. In future filings, and as set forth below in our response to Comment 2, we will expand our accounting policy in an effort to provide greater transparency about our trail revenues and how we estimate such revenues. We believe that with this additional disclosure, investors will have a better understanding of our trailing commission revenues.

Notes to Consolidated Financial Statements, page F-8
Note 2 - Summary of Significant Accounting Policies, page F-9
Revenue Recognition Policies, page F-9
2.    We note your disclosure that commissions include mutual fund and variable annuity trails, which are recognized as earned. Please tell us, and revise your future filings to explain your definition of “as earned.” In this regard, your disclosure should clearly differentiate between mutual funds with front-end commissions and those with no front-end commissions or sales fees. Further, expand your disclosure to specifically identify what your “trailing revenues” represent. In your response, provide us with the literature that you rely upon for your accounting treatment (i.e., mutual fund commissions with and without front-end fees, as well as trailing revenues), and address whether you believe you are within the scope of ASC 946-605-25-8 that states certain distributors of mutual funds should recognize fees when received.
Response to Comment 2:

In future filings, we will revise the disclosure of our revenue recognition policies to provide further clarity around “as earned” and “trailing revenues.”

With respect to mutual fund products, we advise the Staff that we act as a selling agent and not as a distributor of mutual funds, and thereby are not responsible for the offering costs of the shares of any mutual fund company. Accordingly, we do not believe we are within the scope of ASC 946-605-25-8. As selling agent, we receive a front-end sales commission from the distributor at the point of sale, as well as a trailing commission for providing ongoing support, awareness and education to clients of our advisors. Subsequent penalties for early redemption (e.g., deferred contingent sales charges) are paid by the client and retained by the distributor. Accordingly, we do not recognize revenues or expenses for these types of transactions.

Front-end sales commissions are recognized as revenue on a trade-date basis, as the earnings process is considered to be complete, in accordance with ASC 940-605-25-3. We recognize revenue for trailing commissions as earned over the period in which the related services are performed, provided that persuasive evidence of an arrangement exists, the fee is fixed or determinable and collectability is reasonably assured.

Securities and Exchange Commission	- 3 -	January 10, 2013

The literature upon which we rely for our accounting treatment of trailing commissions is ASC 940-20-25-2 and SEC Staff Accounting Bulletin No. 104. This accounting guidance focuses primarily on the reasonable assurance of collectability of payment for the performance of services where we have persuasive evidence that an arrangement exists with a fee that is fixed or determinable.

In order to provide clarity around our definition of “as earned” and what our “trailing revenues” represent, we expect to revise the disclosure of our revenue recognition policy for commissions revenue to read substantially as follows in our upcoming Annual Report on Form 10-K:

Commission - Commission revenue represents gross commissions generated by the Company's advisors for their clients' purchases and sales of securities, and various other financial products such as mutual funds, variable and fixed annuities, alternative investments, fixed income, insurance, group annuities, and option and commodity transactions. The Company generates two types of commission revenues: front-end sales commissions that occur at the point of sale, as well as trailing commissions for which the Company provides ongoing support, awareness, and education to clients of its advisors.

The Company recognizes front-end sales commissions as revenue on a trade-date basis, which is when the Company's performance obligations in generating the commissions have been substantially completed. The Company settles a significant volume of transactions that occur directly between its advisors and product sponsors, particularly with regard to mutual fund, 529 plan, and fixed and variable products. As a result, management must estimate a portion of its commission revenues earned from clients for purchases and sales of these products for each accounting period for which the proceeds have not yet been received. These estimates are based on the amount of commissions earned from transactions in these products in prior periods.

Commission revenue includes mutual fund, 529 plan, and fixed and variable product trailing fees which are recurring in nature. These trailing fees are earned by the Company based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and recognized over the period during which services are performed. Because trail commission revenues are generally paid in arrears, management estimates the majority of trail commission revenues earned during each period. These estimates are based on a number of factors including market levels and the amount of trail commission revenues received in prior periods.

The amount of such accruals are shown as commissions receivable from product sponsors and others, and are classified within receivables from product sponsors, broker-dealers and clearing organizations in the consolidated statements of financial condition.

A substantial portion of the commission revenue is ultimately paid to the advisors. The Company records an estimate for commissions payable based upon payout ratios for each product for which the Company has accrued commission revenue. Such amounts are recorded by the Company as production expense.

Securities and Exchange Commission	- 4 -	January 10, 2013

3.    We note your revenue recognition policies related to commission and advisory fees; however, it is unclear how you have considered gross versus net revenue reporting (ASC 605-45). Please revise your disclosure in future filings to specify the revenue arrangements that you analyze under ASC 605-45 for gross versus net revenue reporting, and identify which arrangements you report on a net basis and a gross basis. In your disclosure regarding your gross versus net analysis, specifically address how you consider commissions revenue for which a substantial portion is ultimately paid to the advisors, and advisory fees for which a substantial portion is paid to the related advisor. Additionally, provide us with a more detailed analysis of how you considered each of the factors included in ASC 605-45-45-3 through 45-18. Your response should address how the following criteria impact your revenue reporting analysis:

•	Whether you or another party are the primary obligor in your commission and advisory revenue arrangements; and

•	Whether your commissions and fees are fixed in percentage terms.

Response to Comment 3:

We advise the Staff that we record commissions and advisory fees on either a gross or net basis in accordance with ASC 605-45-45 based on the facts and circumstances of each arrangement.

In determining the appropriate recognition of commissions, we review the terms and conditions of the brokerage account agreements between LPL and our advisors' clients, our representative agreements with our advisors, which includes payout rates and terms, and our selling agreements with product sponsors for packaged investment products such as mutual funds, annuities, insurance and alternative investments. In determining the appropriate recognition of advisory fees, we review the terms and conditions of the advisory agreements between our advisors' clients and the applicable Registered Investment Advisor (“RIA”), our representative agreements with our advisors and agreements with third parties who provide specific investment management or investment strategies.

Advisors licensed with us are able to conduct commission-based business through our brokerage platform and fee-based advisory business through our corporate RIA. Advisory fee revenues represent fees charged on our corporate RIA platform to clients of our advisors based on the value of advisory assets.

We also support stand-alone RIAs (“Independent RIAs”) who conduct their advisory business through separate entities by establishing their own RIAs, rather than using our corporate RIA. These Independent RIAs retain 100% of their advisory fees charged to clients for the advisory services that they provide, and engage us for technology, clearing, administrative and custody services, as well as for access to certain of our investment platforms.

We consider the determination of the primary obligor in the arrangement, the entity that has the responsibility for determination of product or service specifications, and the entity that has latitude in establishing prices, to be strong indicators in ascertaining whether to report revenues on a gross or net basis. Other considerations include credit risk, discretion in supplier selection and general inventory risk. After weighing all of the above factors we believe that gross revenue reporting is appropriate for all commissions and for our corporate RIA advisory fees, and that net revenue reporting is appropriate for Independent RIA advisory fees.

Securities and Exchange Commission	- 5 -	January 10, 2013

The following table details our analysis of the factors included in ASC 605-45-45-3 through 45-18 for commissions and advisory fees:

ASC 605-45 Indicator	Commissions	Advisory Fees
		Corporate RIA	Independent RIA
The entity is the primary obligor in the arrangement
Gross: we are primarily responsible for the execution of clients' purchases and sales as we settle each trade. Advisors must be registered with and licensed through LPL in order to receive a commission. Client brokerage accounts are the responsibility of LPL. Furthermore, we maintain the relationship with the product sponsors and with the industry clearing houses. Therefore we are the primary obligor in the arrangement.
		Gross: we are the RIA. Advisors receiving advisory fees through our corporate RIA must be registered with and licensed through LPL. Therefore, we are the primary obligor in the arrangement.	Net: certain advisors have established their own Independent RIA; as an Independent RIA, the advisor is the primary obligor in the arrangement.

The entity has general inventory risk
Gross: we are required to post capital and, acting as the clearing agent, we are subject to settlement risk. Furthermore, we bear general inventory risk if the advisor does not perform on behalf of the client.

Gross: we are required to post capital and, acting as the clearing agent and as custodian of clients' assets, we have general inventory risk. Furthermore, we bear general inventory risk if the advisor does not perform on behalf of the client.
Gross: we are required to post capital and, acting as the clearing agent and as custodian of clients' assets, we have general inventory risk.

The entity has latitude in establishing price
Gross: we establish a recommended pricing grid for use by advisors in charging their clients. Additionally, we determine the amount of commissions that are ultimately paid to the advisor. For certain investment products (e.g., mutual funds, variable and fixed annuities), the front-end sales and trailing commission percentage rates are established by the mutual fund or insurance carrier. However, LPL and the advisor have a broad range of product offerings to choose from. Therefore, we believe we have latitude in establishing prices.

Gross: we establish a minimum and maximum pricing grid that advisors must follow. Furthermore, we determine the amount of advisory fees that are ultimately paid to the advisor. Therefore, we believe we have latitude in establishing prices.
Net: advisory fees from Independent RIAs are negotiated between the Independent RIA and the client; therefore we do not believe we have latitude in establishing prices.

The entity changes the product or performs part of the service	Gross: we are primarily responsible for the execution of clients' purchases and sales; therefore we perform part of the service.	Gross: we are providing advisory services and acting as the RIA; therefore, we perform part of the service.	Net: in this case, the advisors have established their own Independent RIA which provides advisory services; therefore, we do not perform part of the service.

The entity has discretion in supplier selection	Gross: we control the process in determining which advisors and product sponsors we work with.	Gross: we control the process in determining which advisors and product sponsors we work with.	Gross: we control the process in determining which advisors and product sponsors we work with.

Securities and Exchange Commission	- 6 -	January 10, 2013

ASC 605-45 Indicator	Commissions	Advisory Fees
		Corporate RIA	Independent RIA
The entity is involved in the determination of product or service specifications	Gross: our Product Review Committee drives the determination of products and services that can be offered to clients by our advisors.	Gross: we drive the determination of products and services that can be offered to clients by our advisors. Additionally, we set the framework behind our offerings and ensure adherence by our advisors.
Net: we determine the product and service offering made available to the Independent RIA; however, the Independent RIA is responsible for the framework supporting the characteristics and specifications as to the type of products or nature of services offered to clients.

The entity has physical loss inventory risk	N/A: we do not believe that physical loss inventory risk is applicable as there is no transfer or delivery of title to the product.	N/A: we do not believe that physical loss inventory risk is applicable as there is no transfer or delivery of title to the product.	N/A: we do not believe that physical loss inventory risk is applicable as there is no transfer or delivery of title to the product.

The entity has credit risk
Gross: we act as the clearing agent and are subject to settlement risk (i.e., unsettled trades, trades not executed at the proper price). We are primarily responsible for the settlement and collection of amounts owed for brokerage transactions. In addition, our capital primarily is at risk (e.g., margin loans).
Gross: we are primarily responsible for the settlement and collection of advisory fees from the client, and for the subsequent payout to the advisor.
Net: we are responsible for the collection of the advisory fees owed to the Independent RIA by clients, but do not bear the risk of non-performance of the advisory services. The fees we charge advisors for technology, clearing, administrative and custodial services are not impacted in the event of non-performance of advisory services by the Independent RIA.

The amount the entity earns is fixed	Gross: the revenue we earn is variable, based on transaction type and rates, representing a percentage of the amount of the underlying client transaction or fair value of trail-eligible assets.	Gross: the revenue we earn is variable, representing a percentage of the market value of client assets in our advisory programs.	Net: Advisory services are performed by the Independent RIA. Fees collected from clients are paid to the Independent RIA; we do not retain any portion of the advisory fee.

We confirm that in future filings we will expand our disclosure with respect to our revenue recognition policies to specifically address gross versus net reporting, substantially as provided below:

Substantially all of the Company's revenues are based on contractual arrangements. In determining the appropriate recognition of commissions, the Company reviews the terms and conditions of the brokerage account agreements between the Company and its advisors' clients, representative agreements with its advisors, which includes payout rates and terms, and selling agreements with product sponsors for packaged investment products such as mutual funds, annuities, insurance and alternative investments. In determining the appropriate recognition of advisory fees, the Company reviews the terms and conditions of the advisory agreements between the advisors' clients and the applicable Registered Investment Advisor (“RIA”), representative agreements with its advisors, and agreements with third parties who provide specific investment management or investment strategies.

Revenues are recognized in the periods in which the related services are performed provided that persuasive evidence of an arrangement exists, the fee is fixed or determinable and collectability is reasonably assured.

Securities and Exchange Commission	- 7 -	January 10, 2013

Payments received by the Company in advance of the performance of service are deferred and recognized as revenue when earned.

Management considers the nature of the Company's contractual arrangements in determining whether to recognize certain types of revenue on the basis of the gross amount billed or net amount retained after payments are made to providers of certain services related to the product or service offering.

The main factors the Company uses to determine whether to record revenue on a gross or net basis are whether:

•	the Company is primarily responsible for the service to the advisor and its client;

•	the Company has discretion in establishing fees paid by the client and fees due to the third party service provider and

•	the Company is involved in the determination of product or service specifications.
When client fees include a portion of charges that are paid to another party and the Company is primarily responsible for providing the service to the client, the Company recognizes revenue on a gross basis in an amount equal to the fee paid by the client. The cost of revenues recognized by the Company is the amount due to the other party and is recorded as production expense.

In instances in which another party is primarily responsible for providing the service to the client, the Company only recognizes the net amount retained by the Company. The portion of the fees that are collected from the client by the Company and remitted to the other party are considered pass through amounts and accordingly are not a component of revenues or cost of revenues.

Form 10-Q for the Quarterly Period Ended September 30, 2012
Notes to Condensed Consolidated Financial Statements, page 7
Note 5 - Fair Value Measurements, page 11
4.    We note that your contingent consideration related to NRP, Concord, and Veritat are level 3 recurring fair value measurements. Please revise your disclosure in future filings to include quantitative information about the significant unobservable inputs related to this contingent consideration, and disclose a narrative description of the sensitivity of the measurement to changes in unobservable inputs, including interrelationships between the inputs. Refer to ASC 820-10-50-2(bbb) and ASC 820-10-50-2(g).
Response to Comment 4:
We confirm that in future filings we will include quantitative information about the significant unobservable inputs related to our contingent consideration level 3 recurring fair value measurements and disclose a narrative description of the sensitivity of the measurement to changes in unobservable inputs, including interrelationships between the inputs. Specifically, we expect to revise the disclosure in our upcoming Annual Report on Form 10-K substantially as follows (the changes reflected below are based on the existing disclosure in our Quarterly Report on Form 10-Q, with revised language in bold):
Changes in Level 3 Recurring Fair Value Measurements
The contingent consideration obligations result from the Company's 2011 acquisitions of NRP and Concord, and 2012 acquisition of Veritat, and represent future amounts that the Company may be required to pay upon the achievement of certain financial and operating targets. The contingent consideration obligations are recorded at their estimated fair value with any changes in fair value recognized in earnings. Fair value measurements are based on significant inputs unobservable in the market and thus represent Level 3 measurements.

Securities and Exchange Commission	- 8 -	January 10, 2013

The table below provides information on the valuation technique, significant unobservable input and the ranges utilized by the Company in measuring fair value on a recurring basis of the significant Level 3 liabilities as of December 31, 2012 (dollars in millions):

	Fair Value	Valuation Technique	Unobservable Input	Range
Contingent consideration obligations	$34.4	Probability weighted discounted cash flow	Discount rate	3% - 13%
The Company determines the fair value for its contingent consideration obligations using an income approach whereby the Company assesses the probability and timing of the achievement of the applicable milestone, which are based on contractually negotiated financial and operating targets that vary by acquisition transaction, such as revenues, gross margin, EBITDA and assets under custody. The contingent payments are estimated using a probability weighted, multi-scenario analysis of expected future performance of the acquired businesses. The Company then discounts these expected payment amounts to calculate the fair value as of the valuation date. The Company's management evaluates the underlying projections used in determining fair value each period and makes updates to these underlying projections when there have been significant changes in management's expectations of the future business performance.

The principal significant unobservable input used in the valuations of the Company's contingent consideration obligations is a risk-adjusted discount rate. Whereas management's underlying projections adjust for market penetration and adoption rates, the discount rate is risk-adjusted for key factors such as advisor attrition, advisor recruitment, expenses and overhead costs, average client assets, revenue generation of client assets, and credit risk. An increase in the discount rate will result in a decrease in the fair value of contingent consideration. Conversely, a decrease in the discount rate will result in an increase in the fair value of contingent consideration.

Management's Discussion and Analysis, page 27
Critical Accounting Policies and Estimates, page 55
5.    We note your disclosure that there were no material changes in those policies you consider to be significant, except for changes made in your revenue recognition and share-based compensation policies. Please tell us, and revise your future filings to disclose, the specific changes that were made within the respective policies, the reporting period in which the changes were made, and quantify the impact within your financial statements as a result of such changes.
Response to Comment 5:

We advise the Staff that there has been no material change to the revenue recognition and share-based compensation policies described in the Form 10-K. The disclosure included under “Critical Accounting Policies and Estimates” in the Form 10-Q relating to our revenue recognition and share-based compensation policies was intended to supplement the prior disclosure on those policies to provide additional transparency to investors.

The disclosure in the Form 10-K with respect to our revenue recognition policy generally summarizes the categories of our revenues (commission revenue, advisory fee revenue, asset-based revenue) and provides information as to how each category is recognized. The Form 10-Q includes this same disclosure but elaborates on the accounting guidance by highlighting the criteria for recognizing revenue during a given period. In addition, the Form 10-Q includes a discussion of factors considered in determining whether revenue should be recorded on a gross or net basis. The 10-Q disclosure was intended to provide additional context for investors but did not represent a change from our underlying revenue recognition policy.

Securities and Exchange Commission	- 9 -	January 10, 2013

With respect to our policy on share-based compensation, we provided additional disclosure in the Form 10-Q for the quarter ended March 31, 2012 and in subsequent quarters for two new circumstances, neither of which had a material effect on our accounting. First, once we had over a full year of publicly traded stock price data for LPLA, we noted that we had begun to incorporate this data as an additional factor into the computation of stock-price volatility. Second, the Form 10-Q disclosure was updated to reflect the payment of a quarterly dividend, which was declared on July 30, 2012. Accordingly, we believe that the disclosure in the Form 10-Q, including the tables reflecting the weighted-average assumptions used in calculating the fair value of our options and warrants for the interim period, is a helpful update for investors based on developments since the filing of our Form 10-K. In future filings, we will clearly articulate whether updates are changes from prior policy or supplemental disclosure with respect to our current accounting policies.

* * *
The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it is the Staff's view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please call me at (858) 909-7484 or Julie H. Jones of Ropes & Gray LLP at (617) 951-7294.

Sincerely,

/s/ Dan H. Arnold

Dan H. Arnold
Chief Financial Officer
LPL Financial Holdings Inc.